Exhibit 99.1

Kandi Technologies Reports Second Quarter 2024 Financial Results

-	Strong Financial Position with ~$220 million cash and cash equivalents

-	Returned Capital to Shareholders via Active Share Repurchase Program

-	Introduced Officially Licensed NFL Team Golf Carts Exclusively Available at Lowe’s

JINHUA, CHINA, August 16, 2024 (GLOBE NEWSWIRE) -- Kandi Technologies Group, Inc. (the “Company”, “we” or “Kandi”) (NASDAQ GS: KNDI), today announced its financial results for the second quarter of 2024.

Second Quarter Highlights

Total revenues increased to $39.1 million, up from $36.0 million in the same period of 2023.

Off-road vehicles and associated parts were the primary driver of revenue, increasing by 11.3% y/y to $34.7 million, compared to $31.3 million in the same period of 2023.

Net income was $1.6 million, or $0.02 income per fully diluted share, compared to net income of $4.4 million, or $0.06 income per fully diluted share for the same period of 2023.

Solid financial standing with $220 million in cash and cash equivalents, restricted cash, short term investment, and certificate of deposit as of June 30, 2024.

During the second quarter, the Company repurchased 673,896 shares of its common stock at an average price of $2.25.

Continued to expand the Company’s fully electric off-road vehicle lineup in the U.S. with the launch of new products that have injected fresh energy into the market, including the officially licensed NFL-branded golf cart. These offerings provide off-road enthusiasts with advanced performance and sustainable options.

Released ultra-high capacity AA batteries in the U.S. market, offering long-lasting and quick charging solutions.

Expanded global presence by achieving EEC certification for the 10K all-electric UTV, paving the way for entry into the EU market. Simultaneously, as well as expanded the market for Kandi products in Asia, further increasing its international market share.

Dr. Xueqin Dong, CEO of Kandi commented, “Our second quarter results showcase the continued strength and growth of our company. We achieved a notable increase in total revenues, driven by strong sales in our off-road vehicle segment. This reflects the market’s positive reception to our innovative and sustainable product offerings.”

Dong continued, “We remain financially robust, with a solid cash position and share repurchases highlighting our confidence in the company’s future. Our focus on the U.S. market, our primary market, has proven particularly rewarding. The successful launch of our new off-road vehicle offerings and ultra-high capacity AA batteries demonstrates our commitment to meeting the needs of American consumers with advanced and sustainable solutions. Additionally, our new partnership with Lowe’s to introduce a limited-edition golf cart collection featuring logos and designs for all 32 NFL teams underscores our innovative approach to combining sports enthusiasm with sustainable technology. These golf carts, set to launch in the U.S. market at the end of August, offer fans an exciting and eco-friendly way to show their team pride. Our global expansion efforts, including entry into the EU market and expanded distribution in Asia, further support our long-term growth strategy.”

Share Repurchase

As of June 30, 2024, the Company had repurchased a total of 1,422,764 common shares at an average price of $2.50 per share under the repurchase plan, including a total of 673,896 common shares at an average price of $2.25 per share repurchased in the second quarter of 2024.

Q2 2024 Key Financial Results

Net Revenues and Gross Profit (in USD millions)

	Q2 2024	Q2 2023	Y-o-Y%
Net Revenues	$39.1	$36.0	8.9%
Gross Profit	$11.9	$13.7	-13.8%
Gross Margin%	30.3%	38.2%	-

●	Total revenues in the second quarter of 2024 were $39.1 million compared to $36.0 million in the same period of 2023, representing an increase of 8.9%, mainly due to an increase in sales of off-road vehicles and EV products compared to the prior period.

●	Cost of goods sold in the second quarter of 2024 was $27.3 million compared to $22.2 million in the same period of 2023, representing an increase of 22.9%. The increase was primarily due to the corresponding increase in sales.

●	Gross profit in the second quarter of 2024 was $11.9 million, compared to $13.7 million in the same period of 2023, representing a decrease of 13.8%. The overall gross margin for the second quarter was 30.3%, down from 38.2% in the same period of 2023, reflecting the impact of the product mix and the regional revenue shift.

Operating Loss (in USD millions)

	Q2 2024	Q2 2023	Y-o-Y%
Operating Expenses	$(13.1)	$(14.0)	-6.1%
Loss from Operations	$(1.3)	$(0.2)	452.4%
Operating Margin%	-3.2%	-0.6%	-

●	Research and development expenses totaled $0.8 million for the second quarter of 2024, a decrease of 10.4% compared to $0.9 million for the same period in 2023. The decrease was mainly due to fewer research and development projects being carried out in the current period than in the same period in 2023.

●	Selling and distribution expenses totaled $4.0 million for the second quarter of 2024, an increase of 43.4% compared to $2.8 million for the same period in 2023. The increase was mainly due to more freight expenses incurred from shipping of the Company’s products to cover more retails stores of its customers in the current period.

●	General and administrative expenses totaled $8.3 million for the second quarter of 2024, a decrease of 5.7% compared to $8.8 million for the same period in 2023.

Net Income (in USD millions)

	Q2 2024	Q2 2023	Y-o-Y%
Net Income	$1.6	$4.4	-63.1%
Net Income per Share, Basic and Diluted	$0.02	$0.06	-
Net Income attributable to Kandi	$1.7	$3.7	-55.1%
Net Income attributable to Kandi per Share, Basic and Diluted	$0.02	$0.05	-

Net income was $1.6 million for the second quarter of 2024, a decrease of 63.1% compared to $4.4 million for the same period in 2023. The decrease was mainly due to the $2.2 million change in the fair value of contingent consideration recorded in the prior period compared to $0.7 million recorded in the current period, as well as a decrease in gross margin in the current period.

Balance Sheet (in USD millions)

●	Working capital was $264.1 million as of June 30, 2024.

Second Quarter 2024 Conference Call Details

The Company has scheduled a conference call and live webcast to discuss its financial results at 8:00 A.M. Eastern Time (8:00 P.M. Beijing Time) on Friday, August 16, 2024. Management will deliver prepared remarks to be followed by a question and answer session.

The dial-in details for the conference call are as follows:

●	Toll-free dial-in number: +1-877-407-3982

●	International dial-in number: + 1-201-493-6780

●	Webcast and replay: https://viavid.webcasts.com/starthere.jsp?ei=1684400&tp_key=aa761f6044

The live audio webcast of the call can also be accessed by visiting Kandi’s Investor Relations page on the Company’s website at http://www.kandivehicle.com. An archive of the webcast will be available on the Company’s website following the live call.

About Kandi Technologies Group, Inc.

Kandi Technologies Group, Inc. (KNDI), headquartered in Jinhua New Energy Vehicle Town，Zhejiang Province, is engaged in the research, development, manufacturing, and sales of various vehicular products. Kandi conducts its primary business operations through its wholly-owned subsidiary, Zhejiang Kandi Technologies Group Co., Ltd. (“Zhejiang Kandi Technologies”), formerly, Zhejiang Kandi Vehicles Co., Ltd. and its subsidiaries including Kandi Electric Vehicles (Hainan) Co., Ltd. and SC Autosports, LLC (d/b/a Kandi America), the wholly-owned subsidiary of Kandi in the United States, and its wholly-owned subsidiary, Kandi America Investment, LLC. Zhejiang Kandi Technologies has established itself as one of China’s leading manufacturers of pure electric vehicle parts and off-road vehicles.

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

Follow us on Twitter: @ Kandi_Group

Contacts:

Kandi Technologies Group, Inc.

Ms. Kewa Luo
+1 (212) 551-3610
IR@kandigroup.com

The Blueshirt Group

Mr. Gary Dvorchak, CFA
gary@blueshirtgroup.co

- Tables Below -

KANDI TECHNOLOGIES GROUP, INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(All amounts in thousands)

	June 30, 2024	December 31, 2023
	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$37,311	$33,757
Restricted cash	100,957	59,873
Short term investment	124	-
Certificate of deposit	81,210	33,947
Accounts receivable	31,553	18,952
Inventories	72,634	61,551
Notes receivable	63	124,473
Other receivables	20,574	6,477
Prepayments and prepaid expense	3,959	1,909
Advances to suppliers	538	2,609
TOTAL CURRENT ASSETS	348,923	343,548

NON-CURRENT ASSETS
Property, plant and equipment, net	92,467	98,804
Intangible assets, net	5,410	6,396
Land use rights, net	2,639	2,754
Deferred tax assets	849	815
Goodwill	32,436	33,147
Other long-term assets	10,713	9,993
TOTAL NON-CURRENT ASSETS	144,514	151,909

TOTAL ASSETS	$493,437	$495,457

CURRENT LIABILITIES
Accounts payable	$34,987	$28,745
Other payables and accrued expenses	5,409	7,253
Short-term loans	13,225	9,072
Notes payable	23,503	24,071
Income tax payable	1,972	2,130
Other current liabilities	5,698	5,402
TOTAL CURRENT LIABILITIES	84,794	76,673

NON-CURRENT LIABILITIES
Long-term loans	8,111	8,389
Deferred taxes liability	853	964
Contingent consideration liability	1,757	2,693
Other long-term liabilities	985	227
TOTAL NON-CURRENT LIABILITIES	11,706	12,273

TOTAL LIABILITIES	96,500	88,946

STOCKHOLDER’S EQUITY
Kandi technologies group, inc. stockholders’ equity	394,491	404,126
Non-controlling interests	2,446	2,385
TOTAL STOCKHOLDERS’ EQUITY	396,937	406,511

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$493,437	$495,457

KANDI TECHNOLOGIES GROUP, INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	June 30, 2024	June 30, 2023

REVENUES, NET	$39,150	$35,953

COST OF GOODS SOLD	(27,307)	(22,219)

GROSS PROFIT	11,843	13,734

OPERATING EXPENSE:
Research and development	(783)	(875)
Selling and marketing	(3,988)	(2,781)
General and administrative	(8,338)	(8,838)
Impairment of goodwill	-	(508)
Impairment of long-lived assets	-	(963)
TOTAL OPERATING EXPENSE	(13,109)	(13,965)

LOSS FROM OPERATIONS	(1,266)	(231)

OTHER INCOME (EXPENSE):
Interest income	1,555	1,955
Interest expense	(512)	(194)
Change in fair value of contingent consideration	684	2,164
Government grants	834	190
Other income, net	634	807
TOTAL OTHER INCOME , NET	3,195	4,922

INCOME BEFORE INCOME TAXES	1,929	4,691

INCOME TAX EXPENSE	(311)	(305)

NET INCOME	1,618	4,386

LESS: NET (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(55)	659

NET INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS	1,673	3,727

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(2,306)	(19,279)

COMPREHENSIVE LOSS	$(688)	$(14,893)

WEIGHTED AVERAGE SHARES OUTSTANDING BASIC	86,325,182	74,378,083
WEIGHTED AVERAGE SHARES OUTSTANDING DILUTED	86,522,152	76,315,953

NET INCOME PER SHARE, BASIC	$0.02	$0.06
NET INCOME PER SHARE, DILUTED	$0.02	$0.06

NET INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS PER SHARE, BASIC	$0.02	$0.05
NET INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS PER SHARE, DILUTED	$0.02	$0.05

	Six Months Ended
	June 30, 2024	June 30, 2023

REVENUES, NET	$59,825	$58,815

COST OF GOODS SOLD	(40,858)	(37,052)

GROSS PROFIT	18,967	21,763

OPERATING EXPENSE:
Research and development	(1,685)	(1,754)
Selling and marketing	(7,023)	(4,608)
General and administrative	(14,612)	(16,398)
Impairment of goodwill	-	(508)
Impairment of long-lived assets	-	(963)
TOTAL OPERATING EXPENSE	(23,320)	(24,231)

LOSS FROM OPERATIONS	(4,353)	(2,468)

OTHER INCOME (EXPENSE):
Interest income	3,633	4,055
Interest expense	(965)	(368)
Change in fair value of contingent consideration	936	1,803
Government grants	1,051	810
Other income, net	2,525	1,074
TOTAL OTHER INCOME, NET	7,180	7,374

INCOME BEFORE INCOME TAXES	2,827	4,906

INCOME TAX (EXPENSE) BENEFIT	(449)	74

NET INCOME	2,378	4,980

LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	63	1,284

NET INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS	2,315	3,696

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(9,823)	(17,696)

COMPREHENSIVE LOSS	$(7,445)	$(12,716)

WEIGHTED AVERAGE SHARES OUTSTANDING BASIC	86,663,100	74,282,823
WEIGHTED AVERAGE SHARES OUTSTANDING DILUTED	87,097,274	75,786,201

NET INCOME PER SHARE, BASIC	$0.03	$0.07
NET INCOME PER SHARE, DILUTED	$0.03	$0.07

NET INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS PER SHARE, BASIC	$0.03	$0.05
NET INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS PER SHARE, DILUTED	$0.03	$0.05